Exhibit 17.1

December 17, 2015

R. Stephen Stagner	via email: steve.stagner@mattressfirm.com
Chief Executive Officer
Mattress Firm Inc.
5815 Gulf Freeway
Houston, Texas 77023

Dear Steve,

I have made the difficult decision to resign from the Mattress Firm Board of Directors, effective immediately.

As previously discussed, I do not believe the current Board governance structure of having a minority shareholder, J.W. Childs Associates, maintain a Board representation disproportionate to its ownership serves the interests of the public shareholders. I was very concerned about this issue when I joined the Board but was told there was an understanding that J.W. Childs would sell down its ownership in 2014 and 2015 and then reduce its Board representation. While a small stock sale by J.W. Childs did occur, a larger additional secondary was scrapped. Now, with the reduction in the stock price, I do not see a path to J.W. Childs reducing its ownership and exiting anytime soon. I also remain highly concerned about the true independence of the “independent” Directors who are affiliated with J.W. Childs. As such, this Board is not something I wish to continue to be a part of.

I have appreciated the brief opportunity to serve on the Company’s Board of Directors and wish the company much success in the future.

Sincerely,

/s/ Ron J. Mittelstaedt
Ron J. Mittelstaedt

cc:                                William Watts, Chairman of the Board
Kindel Elam, Executive Vice President & General Counsel

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